Exhibit 23.1
Consent of Independent Auditors

We consent to the use of our report dated February 1, 2022, with respect to the historical summary of gross income and direct operating expenses of The Glenn for the year ended December 31, 2020, and the related notes (Historical Summary) included herein and to the reference to our firm under the heading “Experts” in the Post-Effective Amendment No. 11 to the registration statement on Form S-11 (No. 333-232425) of RREEF Property Trust, Inc.

Our report related to the Historical Summary refers to the fact that the Historical Summary was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP

Chicago, Illinois
February 4, 2022